SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13d-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

China Housing & Land Development, Inc.

(Name of the Issuer)

China Housing & Land Development, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

16939V103

(CUSIP Number of Class of Securities)

Mr. Pingji Lu

Chairman

1008 Liuxue Road, Baqiao District

Xi’an, Shaanxi Province 710038 PRC

+86 (29) 8332-8813

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to:

Gibson, Dunn & Crutcher LLP

Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing 100025 PRC

Attention: Fang Xue

+86 (10) 6502-8687

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
US$9,184,277	US$1,183

(1)	Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock owned by holders as a result of the reverse stock split.

(2)	Determined pursuant to Exchange Act Rule 0-11(b)(1), as amended, by multiplying the transaction value of US$9,184,277 by 0.0001288, which is US$1,183.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits attached hereto (this “Schedule 13E-3”) is being filed by China Housing & Land Development, Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) and Rule 13e-3 promulgated thereunder, in connection with a proposed “going private” transaction. After careful consideration, our Board of Directors (the “Board”) has concluded that the costs associated with being a public reporting company in the U.S. are not justified by the benefits. The primary purpose of the going private transaction is to reduce the number of record holders of the Company’s common stock, par value US$0.001 per share (the “Common Stock”) to fewer than 300, thereby allowing the Company to deregister its Common Stock under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 13(a) of the Exchange Act (the “Transaction”). After the termination of the registration of our Common Stock and suspension of our duty to file periodic reports and other information with the SEC, we will no longer be subject to the reporting and related requirements under the Exchange Act and we will cease to file reports and information with the SEC, as more fully described in the accompanying Proxy Statement.

To accomplish the reduction in the number of record holders of the Common Stock, the Company will effect a reverse stock split of the Common Stock, whereby every 50,000 shares of our Common Stock outstanding as of the effective date of the reverse stock split will be converted into one whole share of Common Stock (the “Reverse Stock Split”). In lieu of issuing any fractional shares held by stockholders as a result of the Reverse Stock Split, the Company will pay cash equal to US$1.75 (the “Cash Payment”) multiplied by the number of pre-Reverse Stock Split shares of Common Stock held by such stockholders underlying the corresponding fractional shares. Accordingly, stockholders owning fewer than 50,000 pre-Reverse Stock Split shares will have no further interest in the Company, no longer be stockholders of the Company and will be entitled to receive only the Cash Payment multiplied by the number of pre-Reverse Stock Split shares owned by them. Stockholders owning at least 50,000 pre-Reverse Stock Split shares, who after the Reverse Stock Split will continue as stockholders, but own a fractional share as a result of the Reverse Stock Split will receive a Cash Payment based on their pre-Reverse Stock Split share equivalent of their fractional share.

The total amount of funds necessary to make Cash Payments to stockholders in connection with the Transaction and for related expenses is estimated to be approximately US$9.2 million. The funds for the Transaction will come from the Company’s cash on hand. Stockholders who receive cash in lieu of fractional shares will be entitled to dissenter’s rights for the “fair value” of their fractional share under Nevada law.

Following the Reverse Stock Split, the Company will have fewer than 300 stockholders of record. As a result, the Company will be eligible to, and intends to, suspend its reporting obligations under Section 13(a) of the Exchange Act, after which time the Company will no longer be subject to the reporting requirements under the Exchange Act.

Under Nevada law, the Board may implement the Reverse Stock Split only with the approval of stockholders holding a majority of the voting power of the Common Stock. Therefore, the Board is soliciting proxies to seek approval of the Reverse Stock Split. The Reverse Stock Split will be conducted upon the terms and subject to the conditions set forth in the Company’s proxy statement, which is incorporated by reference to Exhibit (3)(a)(i) to this Schedule 13E-3 (the “Proxy Statement”). Contemporaneously with the filing of this Schedule 13E-3, the Company has also filed the Proxy Statement on Schedule 14A under the Exchange Act. The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information set forth in the Proxy Statement, including the exhibits attached thereto, is hereby expressly incorporated herein by reference, and the responses to each such item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the exhibits thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.	Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Transaction”

2

Item 2.	Subject Company Information.

(a)	Name and Address. The name of the Company is China Housing & Land Development, Inc., a Nevada corporation. The Company’s executive offices are located at 1008 Liuxue Road, Baqiao District, Xi’an, Shaanxi Province 710038 PRC, and its telephone number is +86 (29) 8332-8813.

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Transaction”

“General Information about the Special Meeting and Voting—Voting Rights; Quorum”

“Company Information—Company Securities”

“Company information—Security Ownership of Certain Beneficial Owners and Management”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Company Information—Company Securities”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Company Information—Company Securities”

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Company Information—Company Securities”

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Company Information”

(b)	Business and Background of Entities. Not applicable.

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Company Information—Directors and Executive Officers”

Item 4.	Terms of the Transaction.

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Transaction”

“Special Factors”

“Other Matters Related to the Transaction—Source and Amount of Funds”

“Other Matters Related to the Transaction—Dissenters’ Rights”

3

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Transaction”

“Special Factors—Effects of the Transaction”

“Other Matters Related to the Transaction—Potential Conflicts of Interest”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Matters Related to the Transaction—Dissenters’ Rights”

“Exhibit B – Dissenters’ Rights under Nevada Law”

(e)	Provisions for Unaffiliated Security Holders. The Company has not made any provision to grant its unaffiliated stockholders access to the corporate files of the Company or to obtain counsel or appraisal services for such unaffiliated stockholders at the expense of the Company.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Company Information—Certain Relationships and Related Party Transactions”

(b)	Significant Corporate Events. None.

(c)	Negotiations or Contracts. None.

(e)	Agreements Involving the Subject Company’s Securities. None.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Transaction”

(c)(1)–(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Transaction”

“Special Factors—Reasons for the Transaction”

“Special Factors—Purpose of the Transaction”

“Special Factors—Effects of the Transaction”

“Special Factors—Structure of the Transaction”

“Other Matters Related to the Transaction—Potential Conflicts of Interest”

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

4

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Transaction”

“Special Factors—Purpose of the Transaction”

“Special Factors—Background of the Transaction”

“Special Factors—Effects of the Transaction”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Transaction”

“Special Factors—Reasons for the Transaction”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Transaction”

“Special Factors—Purpose of the Transaction”

“Special Factors—Reasons for the Transaction”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Transaction”

“Special Factors—Effects of the Transaction”

“Other Matters Related to the Transaction—Potential Conflicts of Interest”

“Other Matters Related to the Transaction—Material U.S. Federal Income Tax Consideration”

Item 8.	Fairness of the Transaction.

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Transaction”

“Special Factors—Fairness of the Transaction”

“Special Factors—Summary of Valuation Analysis”

“Special Factors—Summary of Fairness Opinion”

“Other Matters Related to the Transaction—Potential Conflicts of Interest”

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fairness of the Transaction”

“Special Factors—Summary of Valuation Analysis”

“Special Factors—Summary of Fairness Opinion”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Transaction”

“Other Matters Related to the Transaction—Stockholder Approval under Nevada Law”

(d)	Unaffiliated Representative. No one retained any unaffiliated representative to act solely on behalf of unaffiliated security holders for any purpose. The information set forth in the Proxy Statement under the caption is incorporated herein by reference.

“Special Factors—Fairness of the Transaction”

5

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Transaction”

“Special Factors—Background of the Transaction”

“Special Factors—Reasons for the Transaction”

“Special Factors—Fairness of the Transaction”

(f)	Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Transaction”

“Special Factors—Fairness of the Transaction”

“Special Factors—Summary of Valuation Analysis”

“Special Factors—Summary of Fairness Opinion”

All reports, opinions or appraisals listed in Exhibit (c) hereto are incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Transaction”

“Special Factors—Fairness of the Transaction”

“Special Factors—Summary of Valuation Analysis”

“Special Factors—Summary of Fairness Opinion”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Transaction”

“Special Factors—Fairness of the Transaction”

“Special Factors—Summary of Valuation Analysis”

“Special Factors—Summary of Fairness Opinion”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock or any representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Matters Related to the Transaction—Source and Amount of Funds”

(b)	Conditions. None.

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

6

“Other Matters Related to the Transaction—Source and Amount of Funds”

(d)	Borrowed Funds. None.

Item 11.	Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Company Information—Security Ownership of Certain Beneficial Owners and Management”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Company Information—Company Securities”

Item 12.	The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Transaction”

“Special Factors—Background of the Transaction”

“Special Factors—Structure of the Transaction”

“Other Matters Related to the Transaction—Potential Conflicts of Interest”

(e)	Recommendations of Others. None.

Item 13.	Financial Statements.

(a)	Financial Information. The audited consolidated financial statements of the Company as of and for the years ended December 31, 2012 and 2013 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the years ended December 31, 2012 and December 31, 2013, respectively. The unaudited consolidated financial statements of the Company set forth in the Company’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014, respectively, are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Financial and Other Information”

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. None.

(b)	Employee and Corporate Assets. None.

Item 15.	Additional Information.

(b)	Other Material Information. The entirety of the Proxy Statement, including each exhibit attached thereto, is incorporated herein by reference.

Item 16.	Exhibits.

(a)(3)(i)	Proxy Statement of China Housing & Land Development, Inc. (incorporated by reference to the Schedule 14A filed concurrently with this Schedule 13E-3 with the Securities and Exchange Commission).

7

(a)(5)(i)	Financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 2013 (incorporated by reference to such report filed with the SEC on March 24, 2014).

(a)(5)(ii)	Financial statements and notes thereto included in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (incorporated by reference to such report filed with the SEC on May 15, 2014).

(a)(5)(iii)	Financial statements and notes thereto included in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 (incorporated by reference to such report filed with the SEC on August 14, 2014).

(a)(5)(iv)	Press Release issued by China Housing & Land Development, Inc., dated August 25, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 25, 2014).

(b)	Not Applicable.

(c)(1)	Fairness Opinion of Duff & Phelps, LLC, dated August 19, 2014 (incorporated herein by reference to Exhibit A to the Proxy Statement).

(c)(2)	Duff & Phelps, LLC’s valuation analysis presentation made to the Special Committee on August 19, 2014 (incorporated herein by reference to Exhibit C to the Proxy Statement).

(d)	Not Applicable.

(f)	Summary of Dissenters’ Rights (included in the Proxy Statement under the caption “Other Matters Related to the Transaction—Dissenters’ Rights”); Sections 92A of the Nevada Revised Statutes (included as Exhibit B to the Proxy Statement)

(g)	Not Applicable.

8

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2014

China Housing & Land Development, Inc.

By:	/s/Suiyin Gao
Name: Suiyin Gao
Title: Director

9